UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              1mage Software, Inc.
                                (Name of Issuer)

                             Common Stock, $.004 par value)
                         (Title of Class of Securities)

                                   45244 M 102
                                 (CUSIP Number)

                                    S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                    December 28, 2001
                 (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244 M 102

1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mary Anne DeYoung

2)    Check the Appropriate Box if a Member of a Group*

      (a)
      (b)

3)    SEC USE ONLY

4)    Source of Funds

      PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      U.S.

Number of Shares              7)  Sole Voting Power        330,301
Beneficially Owned            8)  Shared Voting Power            0
By Each Reporting             9)  Sole Dispositive Power   330,301
Person With                  10)  Shares Dispositive Power       0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      330,301

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)   Percent of Class Represented by Amount in Row (11)

      9.7%

14)   Type of Reporting Person

      IN

                                  SCHEDULE 13D
                                     AMENDMENT NO. 3
                                MARY ANNE DEYOUNG


Item 1      Security and Issuer

            $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6025 S. Quebec Street, Suite 300, Englewood, Colorado 80111

Item 2      Identity and Background

            (a)   Name: Mary Anne DeYoung

            (b)   Business    6025 S. Quebec Stree, Suite 300
                  Address:    Englewood, Colorado 80111

            (c)   Occupation: Vice President Finance, Chief
                                    Financial Officer and Director
                                    1mage Software, Inc.
                                    6025 S. Quebec Street, Suite 300
                                    Englewood, Colorado 80111

            (d)   Criminal Proceedings:  None

            (e)   Civil Proceedings:  None

            (f)   Citizenship: U.S.

Item 3.     Source and Amount of Funds or Other Consideration

            Securities acquired December 28, 2001 represent options to purchase 25,000 Shares granted to Ms. DeYoung by the Company's Compensation Committee at an exercise price of $.56 per Share.

Item 4.     Purpose of Transaction

            The options were granted to Ms. DeYoung as part of her compensation as Vice President and Chief Financial Officer of the Company.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a) 330,301 Shares of Common Stock (9.7%) beneficially owned, which includes 2,000 Shares owned indirectly for a minor child under the Uniform Gifts to Minors Act, and options to purchase 259,800 Shares exercisable within 60 days of December 28, 2001. Excludes the following held by Ms. DeYoung's spouse, David R. DeYoung, as to which beneficial ownership is disclaimed by Ms. DeYoung: 485,591 Shares owned directly, and options to purchase 313,000 Shares exercisable within 60 days of December 28, 2001.

            (b) Number of Shares as to which there is sole power to vote - 330,301; shared power to direct the vote - 0; sole power to direct the disposition - 330,301; shared power to direct the disposition - 0.

            (c) December 28, 2001: Grant of options to purchase 25,000 Shares at an exercise price of $.56 by the Company's Compensation Committee.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            See Item 4.

Item 7.     Material to be filed as Exhibits

            None.


                                              SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 2002                      /s/Mary Anne DeYoung
                                          Mary Anne DeYoung